UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Marathon Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

565756103

(CUSIP Number)

August 14, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[  ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 14 Pages

CUSIP NO. 565756103	Page 2 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SOROS STRATEGIC PARTNERS LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ x ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)
PN

CUSIP NO. 565756103	Page 3 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM PARTICIPATION II, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ x ]

3	SEC Use Only

4	Citizenship or Place of Organization

NEVIS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)
PN

CUSIP NO. 565756103	Page 4 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM AH LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ x ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP NO. 565756103	Page 5 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SOROS FUND MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ x ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)
OO, IA

CUSIP NO. 565756103	Page 6 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

GEORGE SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ x ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 565756103	Page 7 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ROBERT SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ x ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 565756103	Page 8 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JONATHAN SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ x ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 565756103	Page 9 of 14 Pages

Item	1(a)	Name of Issuer: Marathon Acquisition Corp. (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:

623 5th Avenue, 26th Floor
New York, New York 10022

Item	2(a)	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Strategic Partners LP;

ii)	SFM Participation II, LLC;

iii)	SFM AH LLC;

iv)	Soros Fund Management LLC;

v)	George Soros;

vi)	Robert Soros; and

vii)	Jonathan Soros.

Item	2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)	Citizenship:

i)	Soros Strategic Partners LP is a Delaware limited partnership;

ii)	SFM Participation II, LLC is a Nevis limited liability company;

iii)	SFM AH LLC is a Delaware limited liability company;

iv)	Soros Fund Management LLC is a Delaware limited liability company;

v)	George Soros is a United States citizen;

vi)	Robert Soros is a United States citizen; and

vii)	Jonathan Soros is a United States citizen.

CUSIP NO. 565756103	Page 10 of 14 Pages

Item        2(d)         Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”).

Item	2(e)	CUSIP Number:

565756103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons does not beneficially own any Shares.

Item 4(b)	Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 0.0% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Soros Strategic Partners LP
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

SFM Participation II, LLC
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

SFM AH LLC
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 565756103	Page 11 of 14 Pages

Soros Fund Management LLC
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Robert Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Jonathan Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Soros Strategic Partners LP (“SSP”), including Quantum Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SSP in accordance with their partnership interest in SSP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

CUSIP NO. 565756103	Page 12 of 14 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 565756103	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 25, 2008	SOROS STRATEGIC PARTNERS LP

	By:	SFM PARTICIPATION II, LLC General Partner

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta
Title: Assistant General Counsel

Date: August 25, 2008	SFM PARTICIPATION II, LLC

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta
Title: Assistant General Counsel

Date: August 25, 2008	SFM AH LLC

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta
Title: Assistant General Counsel

Date: August 25, 2008	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta
Title: Assistant General Counsel

CUSIP NO. 565756103	Page 14 of 14 Pages

Date: August 25, 2008	GEORGE SOROS

	By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta
Title: Attorney-in-fact

Date: August 25, 2008	ROBERT SOROS

	By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta
Title: Attorney-in-fact

Date: August 25, 2008	JONATHAN SOROS

	By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta
Title: Attorney-in-fact